UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated January 29, 2020

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .

This Report on Form 6-K contains a Stock Exchange Announcement dated 29 January 2020 entitled ‘VODAFONE GROUP AND STC SIGN A MEMORANDUM OF UNDERSTANDING IN RELATION TO VODAFONE’S 55% SHAREHOLDING IN VODAFONE EGYPT AND A NEW PARTNER MARKET AGREEMENT’

29 January 2020

VODAFONE GROUP AND STC SIGN A MEMORANDUM OF UNDERSTANDING IN RELATION TO

VODAFONE’S 55% SHAREHOLDING IN VODAFONE EGYPT AND A NEW PARTNER MARKET AGREEMENT

Vodafone Group Plc1 (“Vodafone”) announces that it has signed a Memorandum of Understanding2 with Saudi Telecom Company (“stc”) in relation to a potential sale of Vodafone’s 55% shareholding in Vodafone Egypt to stc.

Vodafone and stc (“the Parties”) have agreed a cash consideration of US$2,392m (€2,171m3) for Vodafone’s 55% shareholding in Vodafone Egypt, equivalent to an Enterprise Value for 100% of Vodafone Egypt of US$4,350m (€3,948m3), implying a September FY’20 LTM multiple of 7.0x Adjusted EBITDA and 11.2x Adjusted OpFCF.

The Parties have agreed the basis for a long-term Partner Market Agreement, which will include use of the Vodafone brand, preferential roaming arrangements, access to Vodafone’s central procurement function, and a range of other services. This agreement will ensure that Vodafone Egypt will be able to continue to offer its business and consumer customers world-class services and innovations.

Vodafone will continue to have a significant presence in Egypt through its substantial Shared Services centres, recently rebranded as _VOIS (Vodafone Intelligent Solutions). The centres in Cairo, Giza and Alexandria employ around 7,800 people and provide a range of services to Vodafone’s operations around the world. The success of _VOIS is expected to continue and Vodafone has plans to recruit at least 1,000 more people over the coming 12-18 months.

Nick Read, Chief Executive of Vodafone Group, said: “I am deeply proud of our business in Egypt, being the clear number one leader in the market. Under stc, I believe they will continue to flourish. This transaction is consistent with our efforts to simplify the Group to two differentiated, scaled geographic regions - Europe and sub-Saharan Africa. Additionally, it will reduce our net debt and unlock value for our shareholders. We look forward to continuing our close relationship with the business through a Partner Market agreement, and building on our significant shared service operations in Egypt, known as _VOIS (Vodafone Intelligent Solutions).”

Nasser al Nasser, Chief Executive of stc, said: “The potential acquisition of Vodafone Egypt is in line with our expansion strategy in the MENA region. The transaction, which is still subject to a detailed due diligence, confirms stc’s eagerness to maintain a leadership position not only in the KSA, but also in the wider region. Vodafone Egypt is the leading player in the Egyptian mobile market and we look forward to contribute further to its continuous success.”

The parties intend to enter into definitive agreements in relation to the transaction following completion of due diligence on Vodafone Egypt by stc. The transaction is expected to close by the end of June 2020, subject to regulatory approval.

Additional financial information:

Contribution of Vodafone Egypt to Vodafone Group financial statements

12 month period to September 2019	Vodafone Group reported €m7	Adjustment to reflect the impact of partner market fees €m	Adjusted financials €m
Revenue	1,272	—	1,272
Adjusted EBITDA[4]	600	(35)	565
Capex	211	—	211
Adjusted OpFCF[6]	389	(35)	354

12 month period to March 2019	Vodafone Group reported €m8	Adjustment to reflect the impact of partner market fees €m	Adjusted financials €m
Revenue	1,114	—	1,114
Adjusted EBITDA[5]	516	(36)	480
Capex	192	—	192
Adjusted OpFCF[6]	324	(36)	288

Notes:

1.             The selling entities are Vodafone Europe B.V. and Vodafone International Holdings B.V., which are 100% owned indirect subsidiaries of Vodafone Group Plc

2.             The Memorandum of Understanding is non-binding. There is no certainty that the parties will enter into definitive agreements or that the transaction will be completed

3.             On a cash and debt free basis, converted from US$ to € at a rate of 0.9076 (as of 27.01.2020)

4.             Adjusted EBITDA for the12 month period to 30 September 2019 based on Vodafone Group reported EBITDA of €600m, which includes €13m of Intercompany charges. The total partner market fees payable to Vodafone Group following completion of the transaction would be €48m per year

5.             Adjusted EBITDA for the 12 month period to 31 March 2019 based on Vodafone Group reported EBITDA of €516m, which includes €12m of Intercompany charges. The total partner market fees payable to Vodafone Group following completion of the transaction would be €48m per year

6.             Adjusted OpFCF defined as Adjusted EBITDA minus Capex

7.             Converted from EGP to € at an average rate of 19.4 based on actual reported fx for the 12 month period to 30 September 2019

8.             Converted from EGP to € at an average rate of 20.6 based on actual reported fx for the 12 month period to 31 March 2019

About Vodafone

Vodafone Group is one of the world’s leading telecoms and technology service providers. We have extensive experience in connectivity, convergence and the Internet of Things, as well as championing mobile financial services and digital transformation in emerging markets.

Vodafone Group has mobile operations in 24 countries, partners with mobile networks in 41 more, and fixed broadband operations in 19 markets. As of 30 September 2019, Vodafone Group had approximately 625 million mobile customers, 27 million fixed broadband customers and 22 million TV customers, including all of the customers in Vodafone’s joint ventures and associates. For more information, please visit: www.vodafone.com.

About stc

Saudi Telecom Company (“stc”) is leading the MENA region’s digital transformation through its operations in Saudi Arabia, Kuwait and Bahrain as well as its international investments such as in Malaysia. stc offers a variety of ICT and digital solutions to its customers, with services across the telecommunications, IT, financial technology, digital media and cybersecurity sectors including landline, mobile, Internet services and computer networks.

stc was established in 1998 and is listed on the Tadawul. Its current market capitalization of 184 billion SAR (US$49.1 billion) as at 27 January 2020 makes it the largest telecom company in the region and one of the top 20 globally. Headquartered in Riyadh, stc employs almost 13,500 staff in Saudi Arabia and approximately 19,000 across the stc Group. For more information, please visit: www.stc.com.sa

For further information:

Vodafone Group

Media Relations	Investor Relations
www.vodafone.com/media/contact	ir@vodafone.co.uk

Disclaimer

Certain information contained in this document constitutes “forward-looking statements”, which can be identified by the use of terms such as “may”, “will”, “should”, “expect”, “anticipate”, “project”, “estimate”, “intend”, “continue”, “target” or “believe” (or the negatives thereof) or other variations thereon or comparable terminology, or by discussions of strategy, plans, objectives, goals, future events or intentions. Such statements express the intentions, opinions, or current expectations of the parties with respect to possible future events and are based on current plans, estimates and forecasts, which the parties have made to the best of their respective knowledge, concerning, among other things, the respective business, results of operations, financial position, prospects, growth and strategies, statements regarding the transaction and the anticipated consequences and benefits of the transaction, and the targeted closing date of the transaction. Due to various risks and uncertainties, actual events or results or the actual performance may differ materially from those reflected or contemplated in such forward-looking statements.

Such risks and uncertainties include, but are not limited to, regulatory approvals that may require acceptance of conditions with potential adverse impacts; risks involving the parties’ respective ability to realise expected benefits associated with the transaction; the impact of legal or other proceedings; and continued growth in the market for telecommunications services and general economic conditions in the relevant market(s).

Furthermore, a review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found:

•                  under “Forward-looking statements” and “Principal risk factors and uncertainties” in the Vodafone Group Plc’s annual report for the year ended 31 March 2019; and

•                  under “Other Information — Forward-Looking Statements” in Vodafone Group Plc’s Trading Update for the quarter ended 30 September 2019.

No assurances can be given that the forward-looking statements in this announcement will be realised. As a result, recipients should not rely on such forward-looking statements. Subject to compliance with applicable law and regulations, the parties undertake no obligation to update these forward-looking statements. No representation or warranty is made as to the reasonableness of such forward-looking statements. No statement in this document is intended to be nor may be construed as a profit forecast or estimate for any period. Actual results could differ materially from those expressed or implied.

This press release is for information purposes only and is not intended to and does not constitute, or form part of, any invitation or offer to sell, dispose, acquire, purchase or subscribe for any securities of any companies mentioned herein in any jurisdiction, whether pursuant to the transaction or otherwise. This document shall not be distributed or used by any person or entity in any jurisdiction where such distribution or use would be contrary to applicable law or regulation.

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: January 29, 2020	By:	/s/ R E S MARTIN
		Name:	Rosemary E S Martin
		Title:	Group General Counsel and Company Secretary